Filed pursuant to Rule 433

Registration No. 333-192302

Auto-callable Barrier Securities Based on the Energy Select Sector ETF

Indicative Terms*

Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.

Underlying shares:	Shares of the Energy Select Sector SPDR® Fund (NYSE Arca symbol: “XLE”) (the “underlying share issuer” or “ETF”)

Stated principal amount:	$1,000 per security

Pricing date:	April , 2016 (expected to be April 18, 2016)

Issue date:	April , 2016 (three business days after the pricing date)

Valuation date:	Expected to be April 18, 2017 (the “interim valuation date”) and April 18, 2018 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur

Automatic early redemption:	If, on the interim valuation date, the closing price of the underlying shares is greater than or equal to the auto-call threshold price, the securities will be automatically redeemed on the fifth business day following the interim valuation date for an amount in cash per security equal to $1,000 plus the auto-call premium, and no additional payment will be made on the securities.

Auto-call premium:	15.00% of the stated principal amount ($150.00 per security). The auto-call premium may be significantly less than the appreciation of the underlying shares from the pricing date to the interim valuation date.

Auto-call threshold price:	$ , 110% of the initial share price

Maturity date:	April , 2018 (expected to be April 23, 2018)

Payment at maturity:

If the securities are not automatically redeemed prior to maturity, you will receive at maturity, for each $1,000 stated principal amount security you then hold:

•    If the final share price is greater than the initial share price: Cash in an amount equal to $1,000 + the leveraged return amount, subject to the maximum return at maturity

•    If the final share price is less than or equal to the initial share price but greater than or equal to the barrier price: Cash in an amount equal to $1,000

•    If the final share price is less than the barrier price: A number of underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the final share price)

If the securities are not automatically redeemed prior to maturity and the final share price is less than the barrier price, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares (or, in our sole discretion, cash based on the value thereof) that will be worth less than $800.00 per security and may be worth nothing.

Initial share price:	$ , the closing price of the underlying shares on the pricing date

Final share price:	The closing price of the underlying shares on the final valuation date

Share percent increase:	The final share price minus the initial share price, divided by the initial share price

Leveraged return amount:	$1,000 × the share percent increase × the leverage factor

Leverage factor:	300.00%. The leverage factor will be applicable only if the securities are not automatically redeemed prior to maturity and the final share price is greater than the initial share price.

Maximum return at maturity	The maximum return at maturity will be determined on the pricing date and will be between $420.00 and $460.00 per security (42.00% to 46.00% of the stated principal amount). The payment at maturity per security will not exceed $1,000.00 plus the maximum return at maturity.

Equity Ratio:	, the stated principal amount divided by the initial share price, subject to adjustment as described in this pricing supplement

Barrier Price:	$ , 80.00% of the initial share price

Listing:	The securities will not be listed on any securities exchange.

CUSIP:	17324C2S4 / US17324C2S40

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment.

All maturities are approximate. All blanked out terms and terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer’s credit risk, with the exception of the Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. Please refer to the offering document by clicking on the link below.

Investor Profile

Investor Seeks:	Investor Can Accept:
• A holding period of approximately 2 years

• Exposure to Large Cap US Energy Equities

•    The possibility of losing a significant portion of the principal amount invested

•    The structured investment described herein is subject to the credit risk of Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., is complex and not suitable for all investors, is generally illiquid an does not pay interest. Prospective investors should evaluate their financial objective and tolerance for risk prior to investing in any structured investment.

A complete description of the risks associated with this investment is outlined in the “Summary Risk Factors” section of the offering document, as link for which is found below.

Link to the related offering document:

http://www.sec.gov/Archives/edgar/data/200245/000095010316012537/dp64901_424b2-625.htm

Citigroup Global Markets Holdings Inc., the issuer, has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and the prospectus in that registration statement (File No. 333-192302 and 333-192302-06) and the other documents Citigroup Global Markets Holdings Inc. has filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, you can request the product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citi Private Bank is a business of Citigroup Inc. (“Citigroup”), which provides its clients access to a broad array of products and services available through bank and non-bank affiliates of Citigroup. Not all products and services are provided by all affiliates or are available at all locations. In the US, brokerage products and services are provided by Citigroup Global Markets Inc. (“CGMI”), member SIPC. Accounts are carried by Pershing LLC, member FINRA, NYSE, SIPC. CGMI and Citibank, N.A. are affiliated companies under the common control of Citigroup. Outside the US, brokerage products and services are provided by other Citigroup affiliates.

Citi and Citi with Arc Design are registered service marks of Citigroup Inc. or its affiliates.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NOT GOVERNMENT INSURED

• NO BANK GUARANTEE • MAY LOSE VALUE